ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED BOND NUMBER

AdvisorShares Trust 09985111B

EFFECTIVE DATE BOND PERIOD AUTHORIZED REPRESENTATIVE

September 2, 2011 to September 2, 2012

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
Accuvest Global Opportunities ETF, a series of: AdvisorShares Trust	January 25, 2012
AdvisorShares Global Echo ETF, a series of: AdvisorShares Trust	May 23, 2012
AdvisorShares Global Alpha & Beta ETF, a series of: AdvisorShares Trust	July 11, 2012

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.